American Capital Senior Floating, Ltd. Two Bethesda Metro Center, 14th Floor Bethesda, MD 20814 (301) 968-9310 (301) 968-9311 Fax www.ACSF.com

April 19, 2016

Via EDGAR

James E. O’Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	American Capital Senior Floating, Ltd. Preliminary Proxy Statement for the 2016 Annual Meeting (File No. 814-01025)
Dear Mr. O’Connor:

American Capital Senior Floating, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) a second Preliminary Proxy Statement for the 2016 Annual Meeting of Stockholders (the “Proxy Statement”). The Company is filing a second Preliminary Proxy Statement because it has added an additional proposal (Proposal 3) for your review. Other than the new proposal, minor updates and responses to your comments, the Proxy Statement is otherwise unchanged.

The numbered paragraphs below respond to the comments that you provided to Cydonii V. Fairfax, Vice President and Assistant Secretary of American Capital ACSF Management, LLC, the Company’s manager, on March 4, 2016. In each numbered paragraph, we have set forth the comments of the SEC staff (the “Staff”) followed by the Company’s response thereto. Capitalized terms not defined herein have the meaning set forth in the Proxy Statement.

1)	On page 7, Question 8, please add “for that proposal” after “If no specification is made.”

We have made this change.

2)	On page 2, Question 11, we suggest that to be consistent with Question 10, it be clarified that brokers will have discretionary authority on the ratification of auditors.

We have made this change.

James E. O’Connor, Esq.
April 19, 2016

Board and Governance Matters

3)
On page 4, please provide all of the information required by the table illustrated in Item 22(b)(1) including the information required by columns 5 and 6 for directors who are not officers. The list of other directorships required by column 6 should include all other directorships held by the nominees during the past five years. See Item 22(b)(4)(ii). For each individual listed in column (1) of the table required by Item 22(b)(1), except for any director or nominee for election as director who is not or would not be an “interested person” of the Fund within the meaning of section 2(a)(19) of the Investment Company Act of 1940, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Fund. See Item 22(b)(2).

We have changed the format to include this information in tabular form.

4)	On page 4, please also provide all of the information required by the table illustrated in Item 22(b)(5) of Schedule 14A.

We have provided all of the required information to the extent applicable.

5)
In the same section, please provide the information required by Items 22(b)(6) through (10) of Schedule 14A for directors and nominees who are not interested persons or indicate that these items do not apply.

We confirm that these items do not apply to the extent not disclosed.

6)
Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through Item 22(b)(11) of Schedule 14A.

We confirm that there were no legal proceedings (as identified in Item 401(f)(7) and (8) of Reg S-K) in the past 10 years and none that are pending against any of the directors, nominees, or officers.

7)
Is the Fund charged a separate fee for administrative services? If so, please disclose the nature and extent of the board's review of the terms and execution of the administrative services agreement. Does the board compare the terms of this agreement to other similar agreements?

No, the Fund is not charged a separate fee for administrative services. The Fund is not a party to the administrative services agreement.

8)	Is the wholly-owned consolidated special purpose financing vehicle, ACSF Funding I, LLC, a CLO?

No, it is not a CLO, but rather a special purpose financing vehicle established to obtain a secured credit facility for the Company’s senior floating rate loan investments.

James E. O’Connor, Esq.
April 19, 2016

Proposal 2: Approval of Amendment to Management Agreement

9)
If the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form under the Investment Company Act of 1940?

The proposed amendment would extend the existing cap on fees and expenses for five years so does not establish a new fee or expense nor increase any existing fees or expenses to be paid by the Fund for the next five years. We have clarified that after the five year extension, fees and expenses will likely increase.

10)
Certain items (such as affiliated brokerage if applicable) required by Item 22(c) of Schedule 14A have not been disclosed. Please confirm to the Staff, the fund has reviewed Item 22(c) and included all required information as applicable.

We confirm we have reviewed Item 22(c) and included all required information as applicable.

11)
Apparently, the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with other investment advisory contracts. Please describe the comparisons that were relied on and how they assisted the board in determining to recommend that the shareholders approve the advisory contracts. See Item 22(c)(10) of Schedule 14A.

We have added additional disclosure to page 20 of the Proxy Statement.

12)
Conclusory statements or a list of factors that were considered, noted, or observed by the board are not sufficient disclosure with respect to the approval of the advisory contract. Specifically, it is not sufficient to state that the board considered, noted, or made an observation about factors or issues that were material to its determination to approve the amended advisory agreement - without stating what the board concluded about that specific issue or factor and how that conclusion affected the board’s determination to recommend approval of the management agreement. See the Instruction to Item 22(c)(11) of Schedule 14A.

We have added additional disclosure to pages 19 through 21 of the Proxy Statement.

Ownership of Company Securities

13)	We believe that this Item 22(b)(5) disclosure properly belongs with the Proposal 1 discussion.

We have moved this section to page 11 of the Proxy Statement above Proposal 1.

James E. O’Connor, Esq.
April 19, 2016

Stockholder Proposals

14)
You state, “In order for a proposal by a common stockholder submitted outside of Rule 14a-8, including any nominations for election to the Board of Directors made by common stockholders, to be considered at the 2017 annual meeting of stockholders, such proposal must be made by written notice (setting forth the information required by our current Bylaws) and received by our Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to [ ], 2017.” We believe that the dates be provided.

We have provided a placeholder for the dates on page 30 of the Proxy Statement, which will be completed in the Definitive Proxy Statement.

* * * * *
We hope that this letter addresses the Staff’s questions and comments. We would appreciate receiving any further comments at the Staff’s earliest convenience. If we can be of assistance in facilitating the Staff’s review of the foregoing responses, please contact Cydonii Fairfax at (301) 841-1384 or me at (301) 841-1405.

James E. O’Connor, Esq.
April 19, 2016

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and General Counsel

cc:    Michael Hoffman, Esq.